Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6022 tel +1 212 259 8088 fax +1 212 649 9479

January 22, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-32630
Dear Mr. Rosenberg:
We hereby submit the following responses to the comment letter dated January 13, 2010, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-Q of Fidelity National Financial, Inc. (“FNF” or the “Company”) for the quarterly period ended September 30, 2009. To assist your review, we have retyped the text of those comments below.
Part II: Other Information — Item 1, Legal Proceedings, page 38
1.	On page 20, you disclose that “During September and October 2009, there were developments, including two court rulings, relating to coverages under certain insurance policies on a fraud claim that caused the Company to reevaluate its position on maintaining a recorded insurance recoverable. The Company previously carried a receivable of approximately $83.2 million.” In your October 22, 2009 earnings conference call your Chief Executive Officer, Randy Quirk, elaborated on this fraud claim. “That was a specific insurance receivable related to a claim known as the Norton claim in San Diego.... it was very specific to a fraud situation, a massive fraud situation in San Diego, California and it occurred in 2007 and early 2008.” In connection with this massive fraud situation in San Diego, please revise your disclosure to provide the information required by Item 103 of Regulation S-K. If you believe that this falls within Instruction 2 to Item 103 of Regulation S-K, please provide us with your analysis as to why you believe this is a proceeding that involves primarily a claim for damages. In addition, please
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Securities and Exchange Commission
January 22, 2010

consider and provide us with your analysis of the standards for materiality of this legal proceeding besides those explicitly mentioned in the Instructions to the Item. For example, among other things, you should consider your reputation and your ability to earn revenue and raise cash in the future.
          Although the Staff’s comment relates to the Form 10-Q of Fidelity National Financial, Inc. for the quarterly period ended September 30, 2009, FNF does not believe that any disclosure of the Norton Litigations (as defined below) as pending legal proceedings was required in that report or in any prior 1934 Act report of FNF.
          Background. Chicago Title Company (“CTC”) and Chicago Title Insurance Company (“CTIC”), wholly owned subsidiaries of Fidelity National Financial, Inc. (collectively, the “Companies”) have been co-defendants along with unrelated parties in a number of multiparty civil lawsuits filed in state court in San Diego, CA, which we will refer to as the “Norton Litigations”.1 The first of the suits was filed in 2005, but the Companies were not named as defendants until 2006. Most of the cases were resolved by the first quarter of 2008, as described further below, although a few remain. All the suits are factually centered on the acquisition of an apartment building known as Crown Point, the conversion of Crown Point to condominiums and the sale of those condo units by a real estate developer, accountant and financial consultant, Rollo “Richard” Norton (“Norton”), through his various business entities. In order to finance the project, Norton borrowed monies at high interest rates from lenders and his clients and also used his clients as “straw men” to buy and sell the units and finance and refinance the units. CTC acted as escrow agent in the closings of many of these real estate transactions. CTIC title insurance policies were issued at these closings. By December 2005, Norton was no longer able to obtain the funds necessary to continue his operations. Plaintiffs were Norton’s clients. Some alleged their identities were used without their knowledge for real estate transactions at Crown Point, causing them damage; some that they partnered with Norton as straw men and did not get profits or money for doing so as promised; some that they invested with Norton giving him money for unsecured notes and then lost their money; and some made a combination of these allegations. The plaintiffs also claimed the Companies were co- conspirators and aiders and abettors in Norton’s activities and/or negligent in handling the Crown Point transactions. The Companies have denied all the allegations. Plaintiffs claimed economic loss (compensatory damages, plus interest) and non-economic loss (emotional distress damages and punitive damages), and some who are elders claimed treble damages and attorney’s fees under a California statute. In all, a total of 79 plaintiffs filed suits against the Companies and other defendants, alleging approximately $44 million in economic loss.
          When the initial lawsuits were first served, the Companies retained defense counsel and thereafter notified their insurers who provide miscellaneous professional liability

[1]	Attached as Exhibit A to this letter is a list of all the Norton Litigations. As described in Exhibit A, the claims of two sets of Norton’s clients were settled by the Companies prior to any litigation being filed.

Securities and Exchange Commission
January 22, 2010

(“MPL”) insurance and comprehensive general liability (“GL”) insurance, as well as their fidelity bond (“Fidelity Bond”) issuers and their title and escrow claims reinsurer. The Companies received a favorable written opinion from their coverage counsel in early August 2007. Based on this opinion, FNF believed it had insurance coverage that would be available for any losses, subject to an aggregate $10 million retention across different coverages. Some of the early cases were resolved for modest amounts with contributions from another title insurer who also processed Crown Point transactions. Beginning in the second quarter of 2007 and continuing through early January 2008, the Companies paid significantly larger settlements to certain particularly sympathetic plaintiffs, including a number of elders. Two of the Companies’ insurers paid policy limits in contribution to the payment of the settlements and defense costs, which tended to confirm the Companies’ view that coverage was available, while certain other insurers challenged coverage. Nevertheless, during 2007 and 2008 the Companies continued to receive assurances from their coverage counsel that there was sufficient insurance to respond to the losses that were being incurred, subject to the $10 million retention. In the third quarter of 2009, however, the Companies obtained a second opinion on the coverage issues from different counsel. On October 6, 2009, just after the close of the third quarter, FNF also received an adverse ruling in a suit against the GL insurer holding there was no duty to defend and no coverage under that policy (which the Companies have appealed). On January 7, 2010, the Companies settled their claim against an MPL carrier, which had been reflected on FNF’s balance sheet as a $20 million receivable as of September 30, 2009, for $28 million. The Companies continue to negotiate with their GL insurers and Fidelity Bond issuers and continue to believe that some additional recoveries are possible. The Companies’ payments in settlements and defense costs to date have been approximately $148 million, against which the Companies have recovered approximately $71 million from their insurers, all as more fully described in the response to the Staff’s second question below.
     Of the original 15 suits, there are four suits remaining that have been consolidated for trial which is set to begin January 29, 2010. Based on the small amount of economic loss and the facts of the remaining claims, the Companies believe that the remaining exposure is not significant. The plaintiffs in these cases allege total economic losses of approximately $4.75 million. Although there are 21 plaintiffs that remain, because some are husband and wife there are only 14 claims left. With regard to four of the claims, the Companies’ expert will opine that those plaintiffs have not suffered any economic damage, while the plaintiffs’ expert will not opine as to whether they have suffered any economic damage. All of the claimants but four have admitted they were partners with Norton in obtaining loans from banks by representing they were buying the units or refinancing the units in their own right (rather than as straw men for Norton) and misrepresenting their income and assets. Although various criminal laws of California may have applied to such conduct, it has been made the subject of a new criminal statute that was enacted in California this year: mortgage fraud. Some of the economic losses sought are the profits from this activity, and the Company believes that all these plaintiffs were complicit in Norton’s wrongdoing. The Companies believe that all these plaintiffs come to court

Securities and Exchange Commission
January 22, 2010

with “unclean hands” or were “in pari delicto” and should not be entitled to recover anything. Also, three of the remaining claimants never had any contact or dealings with the Companies at all. These plaintiffs will have difficulty showing how the Companies could have conceivably caused their loss. The Companies intend to vigorously defend and believe they will eventually prevail on many, if not all, of the remaining claims. Although further litigation has been threatened by plaintiffs’ counsel if the actions are not settled, no new cases have been filed. The Companies believe the risk of further litigation is not great, particularly if plaintiffs do not obtain a significant recovery in the existing cases.
     It should be noted that none of the Norton Litigations is criminal in nature, or brought by any governmental authority. The United States Attorney has investigated Norton and several of his employees, and Norton and two of his employees waived indictment and entered guilty pleas to felony criminal informations. They are awaiting sentencing. The US Attorney has never charged any current or former FNF employee. The Companies have cooperated with the US Attorney, but have never been a “target” of the investigation or been charged. Also, the California Insurance Department has reviewed FNF’s conduct and has taken no action to date although the investigation is on-going.
     Discussion. The Norton Litigations were at no time required to be disclosed under Item 103 of Regulation S-K. The primary remedies sought by the plaintiffs were and are money damages; the individual plaintiffs who sued the Companies were (and in the remaining cases are) seeking damages to reimburse them for the harm caused them by Norton.2 The cases have been settled for cash and no remedy other than damages has been granted to any plaintiff.
     Instruction 2 excludes from disclosure under Item 103 any pending proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10% of the consolidated current assets of the registrant. Collectively, the Norton Litigations are well below this threshold. FNF’s current assets have been at least approximately $4 billion since December 31, 2005, shortly before the first cases against the Company were filed. The total amount paid out in settlement and for legal costs in all Norton Litigations to date is approximately $148 million, well below 10% of FNF’s current assets. Accordingly, disclosure of the Norton Litigations was not required.
     Even if Instruction 2 did not apply to the Norton Litigations, FNF does not believe that the Norton Litigations were ever material pending legal proceedings under Item 103 or otherwise, nor are they today. As a title insurance company, part of FNF’s ordinary business is handling a variety of claims arising out of its title and escrow services. FNF’s stockholders

[2]	Three suits claimed a cause of action for relief under the California Unfair Competition Law and, in addition to money damages, requested rescission and injunctive relief. All other causes of action were for money damages. Plaintiffs never pursued these other remedies and the cases were settled by the payment of money damages.

Securities and Exchange Commission
January 22, 2010

understand that it faces many claims, some of which can be large.3 As is the case in the Norton Litigations, FNF’s operating subsidiaries are routinely subject to civil litigation alleging they were negligent or engaged in intentional torts in providing closing services and title insurance. Tort allegations are common in claims-related proceedings against large insurers. Approximately 450 suits were filed in 2006-2008 against FNF subsidiaries containing tort allegations in connection with title and escrow claims matters. FNF takes the risk of these types of claims into account in establishing its claims reserves. Further, mortgage fraud, the cause of the underlying losses in the Norton Litigations, is unfortunately not an uncommon occurrence in the United States. As the leading title and escrow provider in the US, FNF’s subsidiaries today close and/or insure approximately one-third of all real estate transactions in the United States. As a result, the Company has exposure to about one-third of all fraudulent transactions relating to mortgages. FNF has a robust, state-of-the-art mortgage fraud prevention program headed by a former United States Attorney.4 Despite FNF’s best efforts to fight mortgage fraud, when it occurs it is likewise not uncommon for FNF to be sued, frequently as the only deep pocket left on the scene. FNF and its subsidiaries defend a substantial number of civil suits arising out of mortgage fraud every year and FNF considers them ordinary claims incidental to its business. Based solely on the nature of the cases, FNF does not believe there is a substantial likelihood that a disclosure about the Norton Litigations, when they were pending, would have been viewed by a reasonable investor as having significantly altered the total mix of information available about the company.5
     Moreover, even apart from the routine nature of the cases, at all times when the Norton Litigations were pending FNF reasonably viewed their likely impact as immaterial. Any payments in the cases would be charged to FNF’s loss reserves, resulting in no charge to net income. Even if the Company could have foreseen the likelihood that it would pay out $148 million (or $77 million net of recoveries to date) to defend and settle the Norton Litigations, the magnitude of the event would not have been significant, given the Company’s substantial total assets, loss reserves and equity capitalization. Further, FNF believed, based on advice of its counsel, that any conceivable payment and defense costs would be recoverable from its various insurers, net of a $10 million retention. Given the Company’s reasonable belief that any amounts would be largely recoverable, the magnitude of their likely impact was even more immaterial.6

[3]	FNF is not alone in this judgment; a review of recent 10-Ks filed by a half-dozen large insurers revealed no cases where specific claims litigation was described in the document.

[4]	The anti-fraud program contains fraud detection and prevention measures such as mandatory audit programs, an anonymous employee hot line number, cash rewards for reporting mortgage fraud, mandatory training, intercompany fraud alert communications, an identity theft prevention software system, participation in FBI mortgage fraud working groups, and an internal investigation unit dedicated to mortgage fraud investigations. These efforts have resulted in hundreds of referrals of suspected mortgage fraud to law enforcement and regulatory agencies, a number of which have resulted in prosecutions, convictions or debarments.

[5]	Accordingly, FNF also believes the Norton Litigations were excludable under Instruction 1 to Item 103.

[6]	It is well-established that materiality judgments should be made not in hindsight, but based on the facts as they appeared to the issuer at the time the disclosures were made.

Securities and Exchange Commission
January 22, 2010

          The recent case of In Re: Fuwei Films Securities Litigation, 634 F. Supp. 2d 419, 443-44 (S.D.N.Y 2009) directly supports the appropriateness of FNF’s disclosures. In Fuwei Films, the plaintiffs claimed that a pending arbitration that exposed the defendants to claims of damages approximating 2% of defendants’ consolidated assets was required to be disclosed in the Legal Proceedings section of defendants’ Form 10-K. Judge Sullivan of the Southern District of New York disagreed and granted the defendants’ motion to dismiss, finding that:
     “Applying Item 103 to this case, it is undisputed that at the time the Registration Statement was filed, Fuwei’s assets totaled approximately $57.6 million, and that the undisclosed arbitration sought damages of approximately two percent of that amount, $1.25 million. Therefore, guided by Item 103, the Court finds that Fuwei was not required to disclose a litigation that ‘does not exceed 10 percent of the current assets of the registrant.’ 17 C.F.R. §229.103. Cf. Panther Partners, 538 F. Supp. 2d at 668 (noting that Regulation S-K “gives rise to specific duties to disclose, and provides detailed guidance about the items to be disclosed, and the nature and specificity required of each disclosure”). Furthermore, notwithstanding Item 103, the Court independently holds that a reasonable investor would not deem a pending arbitration seeking two percent of Fuwei’s assets to be information “significantly altering the ‘total mix’ of information available.” Mayhew, 121 F.3d at 52. Accordingly, the Court grants Defendants’ motion to dismiss the [plaintiffs’ complaint] for failure to plead actionable misstatements or omissions pertaining to the pending arbitration proceedings against Fuwei.” Fuwei Films, 634 F.Supp. 2d at 443-44 (emphasis added) (certain internal citations omitted).
          FNF had consolidated assets of $8.1 billion at September 30, 2009. Most of the Norton Litigations have already been settled for a gross amount, before recoveries, of less than 2% of FNF’s consolidated assets. After actual recoveries, the percentage is even lower. Any payment would have been charged to loss reserves. Moreover, FNF reasonably believed that it had insurance coverage that would have made the overall out-of-pocket payment insignificant. As a result, the magnitude of the potential events, even if foreseeable, would not have been material to reasonable investors when the cases were pending.
          The Staff’s comment also requested that FNF consider the impact of the claims on matters such as its reputation and ability to earn revenue and raise cash in the future, in evaluating their materiality. FNF does not believe that the Norton Litigations have had or will have any material effect on these matters. The actual size of the Norton losses paid, by itself, has had no impact on the company. Further, the Norton Litigations have been reported in the press

Securities and Exchange Commission
January 22, 2010

in Southern California since at least 2006. FNF does not believe these allegations have had a material effect on its business there. Moreover, had they been nationally reported, FNF does not believe that these claims would have materially affected its business in other markets, especially given that they involved allegations relating to only a few local employees in one market and not senior executives or company-wide problems. The allegations made in the cases related to three lower level employees, who were an escrow officer, a sales representative and a county manager for one of FNF’s several title brands in one of California’s 53 counties. FNF employs thousands of escrow officers and title representatives, and hundreds of county managers. Even if proven (which it has never been), FNF believes that any improper conduct by three local FNF employees would not in and of itself materially affect FNF’s business as the nation’s largest title insurer. As to capital raising, because FNF believes these matters are not material under the securities laws, FNF believes that by definition they would have had no material effect on its abilities in that regard.
               Accordingly, FNF believes it correctly followed Regulation S-K in not including the Norton Litigations in the Legal Proceedings portion of its disclosures and does not believe amendment of prior disclosures is appropriate, or that anything relating to the cases should be disclosed in the Legal Proceedings sections of future filings.
Part I: Financial Information

Note G — Summary of Reserve for Claim Losses, page 20
2.	Please refer to your disclosure regarding the fraud claim.
•	Please revise your disclosure to include a roll forward of the activity associated with the insurance recoverable balance on a quarterly basis, beginning with when it was originally recorded in 2007 through December 31, 2009. For each activity in the roll forward such as increases for amounts recoverable, decreases for collections and other adjustments, disclose how it was reflected in the financial statements and the facts and circumstances that existed that supported recording it during the quarter. For each activity, tell us the reason you believe your accounting treatment complied with GAAP and cite for us any relevant accounting guidance.
               The Company does not believe that revision of its Form 10-Q to provide a roll-forward would provide useful information to investors in addition to what is already presented in the Form 10-Q. However, in response to the Staff’s comment, the Company does propose to include additional narrative disclosure on a prospective basis beginning in its Form 10-K for the year ended December 31, 2009. This additional disclosure is set forth at the end of this response. The Company has provided a quarterly rollforward and an annual rollforward of the insurance recoverable for 2007 to the present as Exhibit B to this response on a supplemental basis for the Staff’s information.

Securities and Exchange Commission
January 22, 2010

          As noted in response to comment 1 above, the Company began paying claims relating to the Norton Litigations in 2007. As these claims were paid the Company recorded a corresponding receivable for amounts expected to be recovered from its various insurers. Through September 30, 2009, the Company had paid claims and defense costs of approximately $140 million and received cash recoupments from insurance carriers of $42 million. This activity resulted in the Company carrying a receivable of $20 million, $81.4 million and $31.4 million as of September 30, 2009, December 31, 2008 and December 31, 2007, respectively, which represented 0.2%, 1.0% and 0.4% of total assets at each of those dates, respectively, all as more fully set forth in Exhibit B. The Company reserves for activities relating to title insurance and escrow services through its provision for claim losses and accounts for recoveries relating to claims payments as a reduction of claims payments in its reserve for claim losses consistent with ASC 944-40-30-1 through ASC 944-40-30-4. During the quarter ended December 31, 2009, the Company received an additional $12 million from an insurer and subsequent to December 31, 2009, the Company reached agreement with that insurer for an additional $16 million payable within 30 days, bringing the total recoupment in this matter to approximately $71 million. Based on the terms of that settlement, the Company will record an $8 million credit to the statement of earnings upon collection as that is the amount in excess of the $8 million receivable balance recorded as of December 31, 2009. The Company is continuing to pursue recoveries from other insurers. The Company also notes that it began including disclosure relating to the Norton Litigations and the corresponding receivable balance in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis beginning with its Form 10-Q for the period ended March 31, 2008 and continued to update this disclosure in each reported period thereafter.
          Since at least mid-2007, the Company believed that it had the ability to collect under various insurance policies consisting of protection of $60 million under a miscellaneous professional liability policy, a financial institution bond with coverage of up to $50 million, a general liability policy with coverage of up to $200 million, and a title reinsurance policy of up to $80 million. A summary of each policy is below:
          Miscellaneous Professional Liability (“MPL”). This policy insures against damages that the Company is legally obligated to pay for claims for wrongful acts in rendering professional services. Coverage under the MPL is limited to total protection of $60 million subject to a $5 million self-insured retention, with a $15 million limit per wrongful act. The $60 million total protection is made up of five excess insurance layers. The two initial layers represented coverage of $15 million each and were collected during the fourth quarter of 2007 and first quarter of 2008. The third layer of $10 million was originally disputed by the carrier. The Company then negotiated with the carriers of the fourth and fifth layers a payment of $12.5 million and through that agreement compromised $7.5 million of recovery that it intended to pursue from the carrier of the third layer. As a result of a favorable court ruling in October 2009 the carrier of the third layer paid the Company $12 million and began to negotiate with the

Securities and Exchange Commission
January 22, 2010

Company to settle any claim relating to a bad faith determination by the court under its duty to defend the Company. In January 2010, the Company reached a settlement with the carrier of the third layer for an additional recovery of $16 million payable within 30 days. The total recovery under this policy comes to a total of $70.8 million.
          Financial Institution Bond (“Fidelity Bond”). The Fidelity Bond insures against economic losses resulting from forgery, unauthorized signature and fraudulent real property mortgages, among other acts. The Fidelity Bond provides coverage of up to $50 million. The contract contains policy time limits for notice, proof of loss and suit against the insurer. The Company continues to pursue recovery under this insurance policy.
          General Liability Policy (“GL”). The GL policy includes coverage for personal injury that results from the insured’s business activities and is caused by an offense, including making known to any person or organization covered material that violates a person’s right of privacy or right of occupancy. The GL policy provides total protection of $200 million after a $500,000 deductible. In October 2009, the Company received an unfavorable ruling relating to coverage under this policy in regard to the Norton Litigations. The Company continues to pursue recovery under this insurance policy notwithstanding the ruling.
          Title reinsurance. The Company is party to a title reinsurance arrangement providing total protection of $80 million per occurrence subject to a $10 million deductible per occurrence. The Company’s $10 million retention under this arrangement applies to each loss occurrence, which is defined as a loss or series of losses arising out of the acts or omissions of any one individual or two or more individuals acting in association or collusion. The known facts indicate that the same individuals are involved in each of the transactions which are the subject of the Norton Litigations. Thus, such losses in the aggregate constitute a single loss occurrence.
          For each reporting period since 2007, the Company reviewed its accounting treatment for the recorded amount of insurance recoverable under the provisions of the following authoritative literature:
          American Institute of Certified Public Accountants Statement of Position No. 96-1 (“SOP 96-1”). SOP 96-1 includes guidance regarding the appropriate accounting treatment for pending insurance recoveries. SOP 96-1 states that an asset relating to an insurance recovery should be recognized only when realization of the claim for recovery is deemed probable and collectible. SOP 96-1 also states that, if the claim is subject to litigation, there exists a rebuttable presumption that realization of the claim is not probable. SOP 96-1 also states that, if an asset is recognized, it should be recorded at fair value. In determining the fair value, the time value of money is taken into account only if the corresponding liability is recorded at a discounted amount.

Securities and Exchange Commission
January 22, 2010

          Securities and Exchange Commission Staff Accounting Bulletin Topic 5-Y (“SAB Topic 5-Y”). Footnote 58 of SAB Topic 5-Y states that the SEC staff believes that there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify a registrant. It also states that registrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.
          Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”). SFAS 5 makes it clear in paragraph 17 that, in order to avoid recognizing revenue prior to realization, contingent gains are not usually recorded. Therefore, all contingencies must be resolved prior to recognizing a pending insurance recovery as an asset. The Company does not believe that the accounting for an insurance recovery constitutes a gain contingency under SFAS 5.
          From inception of the claim through September 30, 2009, the Company believed that through the various insurance policies discussed above, which provided coverage of approximately $390 million, a full recovery of the amounts paid less any deductions for retention was probable. Through March 31, 2008, the Company had already received recoupments of approximately $42.5 million. While certain carriers under certain coverages had asserted that they were not liable to indemnify the Company, at each period end there was still excess coverage and coverage under other policies upon which the Company believed it probable that it would recover. As of December 31, 2007, the Company had recoverable amounts of $31.4 million and had insurance policies (the Fidelity Bond and Title Reinsurance) in excess of $130 million that had not denied coverage. The Company also believed it would recover significant amounts under the GL policy. From March 31, 2008 through June 30, 2009, the Company carried recoverable amounts between $78.3 million and $81.4 million and had insurance policies in excess of $130 million that had not denied coverage, and additionally continued to believe that it would recover significant amounts from coverage under the GL policy through negotiations and litigation. A court ruling in early October 2009 solidified the amounts expected to be recovered from the carrier of the third layer in the MPL insurance coverage, but the unfavorable ruling relating to the GL policy, together with an evaluation from a new outside counsel in the third quarter of 2009, caused the Company to reevaluate its position on the collectability of the entire insurance recoverable. The Company determined that, although it continues to pursue recovery under these policies, this unfavorable ruling reduced the likelihood of collection of the full amount of its recorded recoverable from an accounting perspective. Accordingly the Company reduced this receivable by $63 million and continued to carry $20 million that it deemed probable of collection. As described above, a final settlement was reached in January 2010 which will result in the Company ultimately receiving a total of $28 million relating to the September 30, 2009 receivable balance.

Securities and Exchange Commission
January 22, 2010

          As noted above, the Company believes that its accounting and disclosure for these matters is appropriate and that revising its Form 10-Q for the period ended September 30, 2009 would not provide additional disclosure that would be meaningful to investors. However, in response to the Staff’s comment, the Company proposes adding the following disclosure in its Summary of Reserve for Claim Losses footnote on a prospective basis beginning with its Form 10-K for the year ended December 31, 2009:
     “Beginning in 2007, the Company began making payments on a group of related fraud claims alleging negligence and fraud related to issuing title insurance policies and closing escrow transactions. The Company believed that it had the ability to recoup all of these payments, subject to a $10 million retention, from various insurance policies that covered the Company from this type of activity. Through December 31, 2007, the Company had paid approximately $51.9 million in claims and had received cash recoupment from insurance carriers of approximately $15.5 million and had an insurance recoverable of $31.4 million included in the consolidated balance sheet. Through March 31, 2008, the Company had paid an additional $79.1 million in claims and received an additional $27.5 million in cash recoupment from insurance carriers and had an insurance recoverable of $78.3 million included in the consolidated balance sheet. During the remainder of 2008 and through September 30, 2009 there were approximately $7.4 million in claims payments and approximately $3.0 million in insurance recoveries resulting in an $83.2 million insurance recoverable included in the consolidated balance sheet at that time. During the quarter ended December 31, 2009, the Company paid an additional $8.8 million in respect of these claims.
     During September and October 2009, there were developments, including two court rulings, relating to coverages under certain insurance policies on the claims that caused the Company to reevaluate its position on maintaining a recorded insurance recoverable. The fact that the Company received an adverse ruling in its case against the insurer on its Comprehensive General Liability policy, and a reevaluation of the Company’s position by new legal counsel, caused the Company to reverse $63.2 million of the receivable during the quarter ended September 30, 2009. The Company also received a favorable summary judgment relating to an insurance providers’ duty to defend the Company under its Miscellaneous Professional Liability policy. In light of these developments, the Company did not believe it is appropriate to carry more than the anticipated $20 million recovery for compensatory damages on the Miscellaneous Professional Liability policy as a receivable as of September 30, 2009. During the quarter ended December 31, 2009, the Company received payments of $11.8 million relating to the Miscellaneous Professional Liability Policy and continued to negotiate with the carrier who had been found to act in bad faith under the terms of that policy. Subsequent to December 31, 2009, the Company reached a settlement agreement with the same carrier for an additional $16.2 million to be paid by February 6, 2010. The

Securities and Exchange Commission
January 22, 2010

Company has not changed its legal strategy and will continue to pursue collection of the remaining amounts under its insurance policies.”
•	Please revise Note K — Legal Proceedings to provide disclosure required by ASC Topic 450 related to the fraud claim. In addition, if your policy for recording legal expenses associated with loss contingencies is other than as incurred, please disclose your accounting policy indicating which legal costs are accrued and the circumstances which an accrual is required. If the aggregate accrual for legal costs was material in any period, disclose the amount and the periods and the purpose for which the accrual was made.
          In response to the Staff’s comment on revision of Note K- Legal Proceedings, the Company does not believe that disclosure regarding the Norton Litigations would be appropriate in that footnote. As discussed above in response to the first comment, the Company is in the business of title insurance and escrow services. This matter and the claims made relating to this matter relate to the Company’s operations, and losses and any associated recovery would be governed under ASC Topic 944-40-30-3 “Claim Costs and Liabilities for Future Policy Benefits.” The Company reserves for activities relating to title insurance and escrow services through its provision for claim losses and accounts for recoveries relating to claims payments as a reduction of claims payments in its reserve for claim losses. As described above, the claims in the Norton Litigations are claims against the Company for providing title and escrow related services on transactions that proved to be fraudulent. The Company believes that appropriate disclosure relating to this activity is presented in its description of its reserves for claim losses and payments, which was set forth in Note G — Summary of Reserve for Claim Losses in its Form 10-Q for the quarter ended September 30, 2009. Legal costs associated with paying claims are also included in FNF’s reserve for claim losses. FNF’s policy regarding legal costs that are not claim-related is to expense them as incurred.
          As requested by the Staff’s letter, FNF acknowledges that:
-	FNF is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	FNF may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 22, 2010

          We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Robert S. Rachofsky at 212-259-8088 or Margarita Glinets at 212-259-8448.
Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky

EXHIBIT A
Chicago Title re Underlying Cases
FIRST WAVE COMPLAINTS AND SETTLEMENTS

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
Barbara Cropper	CROPPER	12/1/05 — Original Complaint

v.	Barbara Cropper	5/31/06 — (Operative 1sd Amended Complaint)

Rollo Richard Norton II, Scott Greer, David Price, Safe Harbor Financial, Inc, Safe Harbor II, LLC, Norton Financial LTD, Fisherv, First Trust Corporation, Cross Properties, LLC.		NB: Chicago Title defendants not named in Original or 1st Amended Complaint; Substituted as defendants on March 21, 2007, which related back to 1st Amended Complaint

Kathleen T. Gilfillan and Rose Ludwig	GILFILLAN/LUDWIG	12/29/05 — Original Complaint

v.	Kathleen Gilfillan	9/7/06 (Operative 3rd Amended Complaint)

Rollo Richard Norton, Shelly Norton, Scott A. Greer, Todd Johnson, David Price, Lawyers’ Title Company, Chicago Title Company, Chicago Title Insurance Company, Craig Gainor, Terri Gainor, Zuzzette Nieto, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Handle-Tie Properties LLC, Cross
	Rose Ludwig	NB: Chicago Title defendants not named in Original Complaint; first named as defendants in 2nd Amended Complaint filed on June 6, 2006.

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
Properties LLC, Norton Financial, LTD, Bank Of America, N.A. John L. Smaha, as trustee of Norton Entities Pool Trust.

Roger L. Lankford & Myra J. Lankford	LANKFORD	9/30/05 — Original Complaint

v.	Roger and Myra Lankford	7/18/06 — (Operative 2nd Amended Complaint)

Rollo Richard Norton, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Norton Financial, LTD, Cross Properties LLC, Rick Norton, Shelly Norton, Scott Greer, Todd Johnson, David Price, John L. Smaha, Norton Entities Pool Trust, Lawyers Title Company, Chicago Title Company, Chicago Title Insurance Company, Craig Gainor, Zuzzette Nieto, Handle-Tie Properties.
NB: Chicago Title defendants not named in Original Complaint; first named as defendants in the 2nd Amended Complaint.

Cora Burke, Stephanie Burke, William Burke, Keith Holdaway, and Joni Holdaway

     v.

Safe Harbor Financial, Safe Harbor II, Norton Financial LTD, Cross Properties, Rollo Richard Norton, Shelly Norton, Scott Greer, Todd Johnson, David Price,
	BURKES Cora Burke, Stephanie Burke, and William Burke HOLDAWAY Keith and Joni Holdaway	2/15/06 — Original Complaint 10/11/06 (Operative 2nd Amended Complaint) NB: Chicago Title defendants not named in Original Complaint; first named in 1st Amended Complaint filed on July 10, 2006

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
Chicago Title Company, Chicago Title.	HOLDAWAY (SR)

Robert Holdaway, Cumorah Holdaway, & W.R. Holdaway & Son, v.	Robert, Cumorah, and W.R. Holdaway & Son	5/8/06 — Original Complaint 11/27/06 — (Operative 2nd Amended Complaint)

Rollo Richard Norton, Shelly Norton, Scott A. Greer, Todd Johnson, David Price, Chicago Title Company, Chicago Title Insurance Company, Craig Gainor, Zuzzette Nieto, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Handle-Tie Properties LLC, Cross Properties LLC, Norton Financial, LTD, John L. Smaha, as trustee of Norton Entities Pool Trust, and Norton Entities Pool Trust.

Anthony J. Marino and Janet F. Marino	MARINO	9/1/06 — Original Complaint

v.	Anthony and Janet Marino	10/19/06 (Operative 1st Amended Complaint)

Rollo Richard Norton, Shelly Norton, Scott A. Greer, Todd Johnson, David Price, Chicago Title Company, Chicago Title Insurance Company, Michael Godwin, Craig Gainor, Zuzzette Nieto, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Handle-Tie Properties LLC, Cross Properties LLC,

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
Norton Financial LTD, Qualifund Financial Inc, Daniel Schuetz, Smaha & Daley, APC, and Norton Entities Pool Trust.

Gemma Ramsour	RAMSOUR	9/15/06 — Original Complaint

v.	Gemma Ramsour	4/24/07 (Operative 2nd Amended Complaint)

Rollo Richard Norton II, Shelly Norton, Scott A. Greer, Todd Johnson, David Price, Chicago Title Company, Chicago Title Insurance Company, Michael Godwin, Craig Gainor, Zuzzette Nieto, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Norton Financial LTD, and First California, LLC.

Euro-Canadian, Steven Lillie and Ingeborg V. Lillie	EURO-CANADIAN, LILLIES	2/16/07 — Original Complaint

v.	Euro-Canadian, Steve and Ingeborg Lillie	10/19/07 (Operative 2nd Amended Complaint)

Rollo Richard Norton, II, Shelly Norton, Scott A. Greer, Todd Johnson, David Price, Chicago Title Company, Chicago Title Insurance Company, Craig Gainor, Zuzzette Nieto, Safe Harbor II, LLC, Safe Harbor Financial Investment, Inc.,

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
Handle-Tie Properties, Cross Properties, LLC, Norton Financial, LTC.

Peggy Stout as conservator for Mary Hamilton, Phyllis Noble, Norma Hidalgo-Del Rio, Colleen Hoppe, Dorothy Price, Doria Angus, Ferdinand Dominguez, Teresita Dominguez, and Ligaya Reyes.

     v.

Chicago Title Company, Chicago Title Insurance Company, Craig Gainor, Rollo Richard Norton, Shelly Norton, Scott Greer, Todd Johnson, David Price, Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc., Handle-Tie Properties LLC, Cross Properties LLC, Norton Financial, LTD.
HAMILTON PLAINTIFFS

Peggy Stout as
conservator for Mary
Hamilton, Dorothy Price,
Ligaya Reyes, Phyllis
Noble, Colleen Hoppe,
Norman Hidalgo-Del Rios,
Teresita and Ferdinand
	Dominguez, Doris Angus, et al.	5/24/07 — Original Complaint 9/6/07 (Operative 1st Amended Complaint)

No Complaint filed (threatened litigation/draft complaint submitted)	WILLIAMS Harvey and Donna Williams

No Complaint Filed (threatened litigation/draft complaint submitted)	CROCKETTS Donald and April Crockett

Betty Jeanne Miller, Michelle Price, Tyler Truman, Emily Truman, Jamie Johnson, Spencer Johnson, Curtis Miller, James Miller, and Thomas Miller	MILLER Betty Jeanne Miller, Michelle Price, Tyler and	5/16/2008 — Amended Complaint.

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
     v.

Chicago Title Company, Chicago Title Insurance Company, Rollo Richard Norton II, Scott Greer Safe Harbor II, LLC, Safe Harbor Financial Investments, Inc. (f.k.a. Safe Harbor Financial, Inc.), Handle-Tie Properties, LLC, Cross Properties LLC, Norton Financial, Ltd.
Emily Truman, Jamie and Spencer Johnson, Curtis, James and Thomas Miller.

Janet Wheeless, Allan M. Frostrom, as Successor Trustee of the Janet L. Wheeless Trust, Kimberly Secor, Robert Stevens, Therese Sherriff, and Oliver Coker, Jr.

     v.

Chicago Title Company, Chicago Title Insurance Company, Safe Harbor Financial, Inc., Safe Harbor II, LLC, Norton Financial Ltd., Cross Properties, LLC, Rollo Richard Norton, aka Rick Norton.
	WHEELESS Janet Wheeless, Allan M. Frostrom, as Successor Trustee of the Janet L. Wheeless Trust, Kimberly Secor, Robert Stevens, Therese Sherriff, and Oliver Coker, Jr.	05/22/2008 — Original Complaint.

Gwendolyn Dyson, Jimmy Lanear, John Suchma, Doug Ford, Jennifer Ford, Vergilio Esguerra, Luisita Esguerra, David Christensen, Renae Christensen, Sandra Bartlow, Tammy Carlson, Tyler Carlson, Craig Warner, and Laura Warner
	DYSON Gwendolyn Dyson, Jimmy Lanear, John Suchma, Doug and Jennifer Ford, Vergilio	05/28/2008 — Original Complaint.

CASE NAME	PLAINTIFF(S)	DATE COMPLAINT FILED
v. Chicago Title Company, Chicago Title Insurance company, Harbor Financial, Inc., Safe Harbor II, LLC, Norton Financial Ltd., Cross Properties, LLC, Rollo Richard Norton, aka Rick Norton.	and Luisita Esguerra, David and Renae Christensen, Sandra Bartlow, Tammy and Tyler Carlson, Craig and Laura Warner.

James Tearnan, Judith Tearnan, Wiebeke Kallman, N. Kenneth Carr, Lorraine Carr, Ralph Price, Virginia Price, Ken Carr, Susan Carr, Patricia Barzee, S. Tod Johnson, Lucille Johnson, Casiano Macawili, Angelita Macawili, Yancey Thigpen, and Maria Thigpen

     v.

Chicago Title Company, Chicago Title Insurance Company, Safe Harbor Financial, Inc., Safe Harbor II, LLC, Norton Financial Ltd., Cross Properties, LLC, Rollo Richard Norton, aka Rick Norton.
TEARNAN

	James and Judith Tearnan, Wiebeke Kallman, N. Kenneth and Lorraine Carr, Ralph and Virginia Price, Ken and Susan Carr, Patricia Barzee, S. Tod and Lucille Johnson, Casiano and Angelita Macawili, Yancey and Maria Thigpen.	5/30/2008 — Original Complaint.

EXHIBIT B
Norton Claim Recoverable Rollforward
2007-2009
$ in Thousands

	Rollforward of Insurance Recoverable
	2007		2008		2009	2010 to date		Cumulative to Date
Beginning Insurance Recoverable, December 31,	$—		$31,439		$81,354	$8,200		$—
Claim Payments(including claim related legal costs)	51,938		83,121		13,207	—		148,266
Recoupments from Insurers, net	(15,499)		(28,206)		(10,935)	(16,200	)b	(70,840)
Deductible	(5,000	)a	(5,000	)a	—	—		(10,000)
Items not impacting recoverable	—		—		(12,226)	8,000		(4,226)
Adjustment to recoverable	—		—		(63,200)	—		(63,200)

Ending Insurance Recoverable, December 31,	$31,439		$81,354		$8,200	$—		$—

a	Originally the Company applied the $5 million deductible relating to the MPL Policies and once the claims went over the $60 million limit on those policies, increased the deductible to $10 million that would have been considered under the title reinsurance policy

b	In the first quarter of 2010, the Company reached settlement with the third layer of the MPL policy and will receive an additional $16 million which will offset the remaining $8.2 million receivable at 12-31-09 and the remainder will be recorded as additional recovery in the first quarter of 2010.

Quarter Ended	3/31/2007	6/30/2007	9/30/2007	12/31/2007	3/31/2008	6/30/2008	9/30/2008	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Beginning Insurance Recoverable	$—	$—	$12,531	$15,546	$31,439	$78,262	$79,431	$81,354	$81,354	$80,309	$81,264	$20,000
Claim Payments(including claim related legal costs)	3,577	14,452	3,015	30,894	79,325	1,179	2,617	—	1,450	955	1,961	8,841	a
Recoupments from Insurers	(173)	(325)	—	(15,001)	(27,502)	(10)	(694)	—	(2,495)	—	(25)	(11,800	)b
	—	—	—	—	—	—	—	—	—	—	—	3,385	c
Deductible	(3,404)	(1,596)	—	—	(5,000)	—		—	—	—	—	—
Items not impacting recoverable	—	—	—	—	—	—	—	—	—	—	—	(12,226	)d
Adjustment to recoverable	—	—	—	—	—	—	—	—	—	—	(63,200)	—

Ending Insurance Recoverable	$—	$12,531	$15,546	$31,439	$78,262	$79,431	$81,354	$81,354	$80,309	$81,264	$20,000	$8,200

a	These payments were for legal costs paid relating to claims and were not accrued for as a receivable

b	Recoupment from the insurer of the third level of the MPL Policy

c	Reimbursement of a previous recoupment due to legal ruling on GL Policy

d	This is the sum of items a and c that were not recorded as additions to the insurance recoverable in the 4th quarter of 2009